

Customer Segmentation for Crowdfunding Campaign

Introduction

Successful crowdfunding campaigns rely on a deep understanding of the target audience. By segmenting potential backers into distinct groups based on shared characteristics, we can tailor our messaging and outreach strategies for maximum impact. This document outlines a customer segmentation framework for our upcoming crowdfunding campaign.

Segmentation Criteria

We will segment our potential backers based on the following criteria:

- **Demographics:** Age, gender, income level, location, education, occupation.
- **Psychographics:** Values, interests, lifestyle, personality traits.
- **Behaviors:** Online activity, social media engagement, past crowdfunding support, purchase history.
- **Benefits Sought:** What backers hope to gain from supporting our project (e.g., early access, exclusive rewards, social impact).

Potential Customer Segments

Based on our initial research and understanding of our product/service, we have identified the following potential customer segments:

Segment	Demographics	Psychographics	Behaviors	Benefits Sought
Early Adopters	Tech-savvy, high-income, urban, 18-35	Innovators, risk-takers, early adopters of new technology	Active on social media, follow tech blogs, have backed crowdfunding projects before	Early access to new products, exclusive rewards, sense of being part of something new
Social Impact Enthusiasts	Varied demographics, but value social responsibility	Altruistic, environmentally conscious, socially aware	Support causes they believe in, follow social impact organizations, have donated to charities	Feeling of making a difference, supporting a cause they care about, social recognition
Fans & Followers	Existing customers, followers of our brand	Loyal, engaged, interested in our products/services	Follow us on social media, visit our website, have purchased from us before	Exclusive access to new products, behind-the-scenes content, community engagement
General Public	Varied demographics and psychographics	May be interested in our product/service but need more information	May not be familiar with crowdfunding, need convincing of the value proposition	Product/service benefits, clear explanation of the project, sense of trust and credibility

Tailoring Messaging and Outreach

Each customer segment requires a tailored approach to messaging and outreach:

- Early Adopters: Emphasize innovation, exclusivity, and the opportunity to be first.
- Social Impact Enthusiasts: Highlight the social impact of the project, the positive change it will create, and the opportunity to make a difference.
- Fans & Followers: Focus on loyalty, community, and exclusive access.
- General Public: Clearly explain the product/service, its benefits, and the value proposition of supporting the crowdfunding campaign.

Outreach Strategies

- **Early Adopters:** Targeted social media ads, partnerships with tech blogs and influencers, email marketing to existing customer base.

- **Social Impact Enthusiasts:** Partnerships with social impact organizations, content marketing highlighting the project's social impact, outreach to relevant online communities.

- **Fans & Followers:** Exclusive content and rewards for backers, behind-the-scenes updates, social media engagement.

- **General Public:** Clear and concise crowdfunding page, explainer videos, press releases, social media ads targeting broader audiences.

Conclusion

By understanding our target audience and tailoring our messaging and outreach accordingly, we can increase our chances of crowdfunding success. This customer segmentation framework provides a starting point for developing effective strategies to engage potential backers and build a strong community around our project.

Rich Nuts WeFunder Email Campaign

This **strategic email sequence** is designed to build **excitement, urgency, and momentum** around Rich Nuts' **crowdfunding campaign on WeFunder**. Each email focuses on key milestones, loyalty perks, and FOMO-driven messaging to encourage **early investment and community sharing**.

Each email includes:
✅ **A direct call-to-action to invest**
✅ **A link + QR code to the WeFunder page**
✅ **Urgency messaging** to highlight why investing early matters

---

🟢 **Initial Announcement Emails**

Email 1: "Big News: Own a Piece of Rich Nuts! 🥜🚀

📅 **Timing:** First Week (TTW – Testing the Waters Phase)

==This email goes out on Klavio to all over our customers or people on that list==

Subject: Big News: Own a Piece of Rich Nuts! 🥜🚀

Dear [Customer's Name],

We have some **BIG News** to share, and we want YOU to be part of it! For the first time ever,

you can own a piece of Rich Nuts and help sprout our next stage of growth.

Our **crowdfunding campaign is in its pre-launch phase on WeFunder!**  This means **you get first dibs**—reserve your spot now to lock in early bird investment terms before we go live in a few weeks. Don't miss this exclusive chance to own a piece of a brand that's all about healthy food, sustainability, and mouthwatering gourmet flavors!

Be a part of the Rich Nuts Journey!

💫 [Click here to reserve your spot]

Why invest early?

🔥 **Early Bird Terms** – You get significantly better terms on your investment.
🔥 **Be the Catalyst** – Your investment sparks the movement and sets the pace.
🔥 **Exclusive & Limited** – Early access is rare—secure your spot before it's gone.

🎁 Check out the amazing perks at each investment level and claim yours!

💫 [Click here to invest now]

Let's do this together—can't wait to grow this with you! 🌰💥

Stay Nutty Friends,

Rich & The Rich Nuts Team



Hey [Friend]!!

I gotta share something exciting with you—we're opening up Rich Nuts for investment and I'd love for you to be part of it! 🌱🔥

We just launched our pre-funding round on WeFunder, which means you can reserve your spot NOW and lock in the best early bird terms before we go live in a few weeks. This is huge!

Be a part of the Rich Nuts Journey!

💫 [Click here to reserve your spot]

Grab the Lead Investment Spot!

🔥 **Secure Your Stake** – Lock in pro rata rights and maintain your ownership in future rounds.
🔥 **Influence Big Decisions** – Hold voting power on key company moves.
🔥 **Earn a Cut of the Upside** – Get a percentage interest when you help raise pro-rata funds.

Why invest early?

🔥 **Early Bird Terms** – You get significantly better terms on your investment.
🔥 **Be the Catalyst** – Your investment sparks the movement and sets the pace.

🔥 **Exclusive & Limited** – Early access is rare—secure your spot before it's gone.

🎁 Check out the amazing perks at each investment level and claim yours!

💫 [Click here to invest now]

Let's do this together—can't wait to grow this with you! 🌰💥

Rich

Hey buddy !!

Something exciting for you!

Rich Nuts is about to launch our investment crowdfund campaign. I'm giving you access to the pre-launch, early-bird phase of this investment round. This lets you reserve your spot before we go live to the public, giving you the best investment terms.

I am sharing below some of the details and a direct link to the campaign. I'm also happy to speak if you want to chat about it! Just let me know and we can schedule a time to meet.

We're raising $1.2M to take Rich Nuts to the next level, and I'd LOVE to have you in on this. Seriously, it would mean the world to us. 🧡

Let me know your thoughts!

Samantha

Be a part of the Rich Nuts Journey!

💫 [Click here to reserve your spot]
https://wefunder.com/richnuts/

Grab the Lead Investment Spot!

🔥 **Secure Your Stake** – Lock in pro rata rights and maintain your ownership in future rounds.
🔥 **Influence Big Decisions** – Hold voting power on key company moves.
🔥 **Earn a Cut of the Upside** – Get a percentage interest when you help raise pro-rata funds.

Why invest early?

🔥 **Early Bird Terms** – You get significantly better terms on your investment.
🔥 **Be the Catalyst** – Your investment sparks the movement and sets the pace.
🔥 **Exclusive & Limited** – Early access is rare—secure your spot before it's gone.

🎁 Check out the amazing perks at each investment level and claim yours!

💫 [Click here to invest now]

https://wefunder.com/richnuts/

Let's do this together—can't wait to grow this with you! 🌰💥

Hey

I wanted to reach out to you personally, because you've been such a great supporter of Rich Nuts, and I appreciate your enthusiasm for our products.

Rich Nuts is about to launch our first crowdfund investment campaign. Since you have been such a loyal customer, I want to offer you access to the pre-launch, early-bird phase of this investment round.   This lets you reserve your spot before we go live to the public, giving you the best investment terms.

I am sharing below a direct link to the campaign. I'm also happy to speak with you directly if you want to chat about it. You can schedule a time to meet with me here.

Thank you for everything you've done to support us. It would be an honor to have you join us on this next big step forward.

It's important to note that early momentum is key and we would be over the moon if we can reach the $200k early bird terms before we release this to the public.

Be a part of the Rich Nuts Journey!

 Click here to invest

All the best,

SAMANTHA's Superfan Version:

Thank you so much for being such a great supporter of Rich Nuts! It means so much!

Rich Nuts is about to launch our first crowdfund investment campaign.   Since you have been such a great supporter, I want to offer you access to the pre-launch, early-bird phase of this investment round.   This lets you reserve your spot before we go live to the public, giving you the best investment terms. (I know you wanna own a piece of Rich Nuts!!)

Here is a link to the campaign. I'm also happy to speak with you directly if you want to chat about it. I mean, we need to catch up anyway!

Thank you for everything you've done to support us. It would be an honor to have you participate in this.

Early momentum is key and we would be over the moon if we can reach the $200k early

bird terms before we release this to the public!

Would love to know your thoughts on this!

Email 2: "Now Open to the Public – Invest in Rich Nuts!"

📅 **Timing:** 1-2 weeks after launch

Subject: 🔥 WeFunder is Now Live – Join Us! 🚀

Dear [Customer's Name],

The wait is over! **Our crowdfunding campaign is officially live to the public**, and we need your support to make this a massive success!

By investing in **Rich Nuts**, you're backing a **fast-growing, sustainable snack brand** that's changing the way people snack—one sprouted nut at a time.

Why Join Now?
✅ **Early investors get the best perks!**
✅ **You become a shareholder in a brand you love!**
✅ **Every investment fuels our retail & online expansion!**

We're counting on our **biggest fans** to help get the momentum rolling. **Even a small investment makes a huge impact!**

💡 **Join us now & own a piece of Rich Nuts!**

🚀 [Click here to invest](#)
📲 **Scan the QR code below to access our WeFunder page!**

With gratitude,
Rich & The Rich Nuts Team

🏆 **Gaining Momentum – Celebrating Milestones**

Email 3: "We Just Hit $10K – Join the Movement! 🌰🔥"

📅 **Timing:** After hitting $10,000 milestone

Subject: 🎉 We Just Hit $10K! Be Part of the Next Big Leap!

Dear [Customer's Name],

Wow—we've already hit **$10,000 in investments**, and we're just getting started! 🚀

This momentum proves that **our Rich Nuts community is STRONG**, and now is the best time to jump in! **Your investment will help us grow faster and reach even more people with our nutrient-packed sprouted nuts.**

💡 **Every investment counts—join us today!**

🚀 [Click here to invest](#)
📲 **Scan the QR code to be part of the movement!**

Thank you for believing in us!

Rich & The Rich Nuts Team

Email 4: "$25K Raised – Let's Keep It Going! 👏"

📅 **Timing:** After hitting $25,000 milestone

Subject: 🎉 We Just Passed $25K! Be Part of Something BIG!

Dear [Customer's Name],

We're gaining serious momentum! **We just surpassed $25,000 raised on WeFunder**, and we couldn't have done it without YOU. 🎉

💡 **What this means:** More resources to scale Rich Nuts, expand to more stores, and introduce new flavors!

If you've been waiting for the right time to invest, **this is it!** Join the wave of investors who are helping build the future of Rich Nuts!

🚀 [Invest now before the next milestone!](#)
📲 **Scan the QR code & be part of the journey!**

Gratefully,
Rich & The Rich Nuts Team

🎁 **Perks & Reward Incentives**

Email 5: "Unlock Exclusive Investor Perks! 🎉"

📅 **Timing:** Before $100K milestone

Subject: 🎁 Invest Now & Unlock Exclusive Perks!

Dear [Customer's Name],

Have you checked out our **exclusive investor perks** yet? When you invest in Rich Nuts, you're not just helping us grow—you're **unlocking VIP rewards!**

🔥 **Here's what you get:**
🥜 **$100+ Investment:** Early access to our next flavor launch!

🪙 **$500+ Investment:** VIP Investor Merch Kit!
🪙 **$1,000+ Investment:** Join our exclusive product development team!

These perks are **limited**, and the earlier you invest, the bigger the impact!

🎬 [**Claim your spot today!**](#)
📲 **Scan the QR code & invest now!**

Let's grow together!

Rich & The Rich Nuts Team

🎊 **Huge Milestone Announcements & Final Call Emails**

Email 6: "$100K Raised – Join the Momentum! 🎊"

📅 **Timing:** After $100,000 milestone

Subject: 💥 We Hit $100K! Be Part of Our Success Story!

Dear [Customer's Name],

BIG NEWS! We just hit **$100,000 in investments** on WeFunder! 🎉

If you haven't invested yet, now is the time. Every single investor brings us closer to reaching our full potential—whether it's **$100 or $10,000, every bit counts!**

🚨 **Next goal: $200K!** Help us get there by investing now!

🎬 [**Click here to invest before it's too late!**](#)
📲 **Scan the QR code & join our mission!**

With gratitude,
Rich & The Rich Nuts Team

Email 7: "Last Chance! 24 Hours to Invest! ⏳"

📅 **Timing:** 24 hours before campaign closes

Subject: ⏳ Last Chance – 24 Hours Left to Invest in Rich Nuts!

Dear [Customer's Name],

This is it—the **final 24 hours** to own a piece of Rich Nuts! 🚨

After today, this opportunity closes, and we don't want you to miss out. Join the community of investors who believe in healthy, sustainable snacks and help us grow to the next level!

⏳ **Final Call – Invest Now Before It's Too Late!**

🎬 [**Invest Now – Closes in 24 Hours!**](#)

▓ Scan the QR code & make your move!

Thank you for being part of this journey!

Rich & The Rich Nuts Team

🔥 Why This Works:

✅ **Momentum-Driven:** Celebrates key investment milestones
✅ **FOMO:** Emphasizes urgency in the final days
✅ **Perks & Rewards:** Gives tangible reasons to invest early
✅ **Engagement:** Encourages sharing & word-of-mouth growth

Would you like me to add more investor testimonials or real-world growth projections? 🎊🥜

Subject: Big News! Own a Piece of Rich Nuts – Early Access Bonus Inside!

Header: Be Part of the Rich Nuts Journey

Body: The time has come! Our WeFunder campaign is LIVE, and YOU have the exclusive opportunity to own a piece of the brand you love. As a longtime fan, you've supported us on this journey—now, we're inviting you to become an investor and grow with us!

We need your support EARLY to build momentum and make this campaign a success. As a token of our gratitude, early investors get access to an exclusive loyalty bonus.

Every dollar counts, and every share helps! Let's make history together.

[Invest Now]
 [QR Code]

Subject: We're Going Public – Invest in Rich Nuts Today!

Header: Now Everyone Can Own a Piece of Rich Nuts!

Body: Exciting news—our crowdfunding campaign is now open to the public! We're inviting our biggest supporters (that's you!) to become owners in Rich Nuts. This is your chance to invest in a brand that stands for health, sustainability, and incredible gourmet flavors.

The earlier you invest, the more impact you have in helping us reach our goal. Don't wait—act now and share this opportunity with friends and family!

[Invest Now]
 [QR Code]

Subject: $10,000 Raised! Help Keep the Momentum Going!



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?



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